# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Crescent Capital BDC, Inc., CIK 0001633336
CUSIP: 225655109
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 123 No Way St, Somewhere, Oklahoma (OK), 12345
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001464694

## Reporting persons
- Blackstone ISG-I Advisors LLC: type of reporting person: other (OO), investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 4,205,307; shared voting power 0; sole dispositive power 4,205,307; shared dispositive power 0; aggregate amount beneficially owned 4,205,307 (11.3% of the class)
- Blackstone Intermediary Holdco L.L.C.: type of reporting person: other (OO), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 4,205,307; shared voting power 0; sole dispositive power 4,205,307; shared dispositive power 0; aggregate amount beneficially owned 4,205,307 (11.3% of the class)
- Blackstone Securities Partners L.P.: type of reporting person: partnership (PN), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 4,205,307; shared voting power 0; sole dispositive power 4,205,307; shared dispositive power 0; aggregate amount beneficially owned 4,205,307 (11.3% of the class)
- Blackstone Advisory Services L.L.C.: type of reporting person: other (OO), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 4,205,307; shared voting power 0; sole dispositive power 4,205,307; shared dispositive power 0; aggregate amount beneficially owned 4,205,307 (11.3% of the class)
- Blackstone Holdings I L.P.: type of reporting person: partnership (PN), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 4,205,307; shared voting power 0; sole dispositive power 4,205,307; shared dispositive power 0; aggregate amount beneficially owned 4,205,307 (11.3% of the class)
- Blackstone Holdings I/II GP L.L.C.: type of reporting person: other (OO), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 4,205,307; shared voting power 0; sole dispositive power 4,205,307; shared dispositive power 0; aggregate amount beneficially owned 4,205,307 (11.3% of the class)
- Blackstone Inc.: type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 4,205,307; shared voting power 0; sole dispositive power 4,205,307; shared dispositive power 0; aggregate amount beneficially owned 4,205,307 (11.3% of the class)
- Blackstone Group Management L.L.C.: type of reporting person: other (OO), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 4,205,307; shared voting power 0; sole dispositive power 4,205,307; shared dispositive power 0; aggregate amount beneficially owned 4,205,307 (11.3% of the class)
- Stephen A. Schwarzman: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 4,205,307; shared voting power 0; sole dispositive power 4,205,307; shared dispositive power 0; aggregate amount beneficially owned 4,205,307 (11.3% of the class)

## Item 1. Issuer
Name of issuer: Crescent Capital BDC, Inc.
Address of issuer's principal executive offices: 11100 Santa Monica Blvd., Suite 2000, Los Angeles, CA 90025

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is being filed to reflect that certain of the subsidiaries of F&G Annuities & Life, Inc. ("F&G"), a subsidiary majority-owned by Fidelity National Financial, Inc. ("FNF"), are party to investment management agreements with Blackstone ISG-I Advisors LLC ("BIS") pursuant to which BIS was appointed as investment manager of substantially all assets in the general and separate accounts of those entities (the "F&G Accounts"). FNF and certain of its affiliates separately file a Schedule 13G reporting beneficial ownership over the shares held by the F&G Accounts.

Each of the following is hereinafter individually referred to as a "Reporting Person" and collectively as the "Reporting Persons." This statement is filed on behalf of:

(i) Blackstone ISG-I Advisors LLC
c/o Blackstone Inc.
345 Park Avenue
New York, NY 10154
Citizenship: Delaware

(ii) Blackstone Intermediary Holdco L.L.C.
c/o Blackstone Inc.
345 Park Avenue
New York, NY 10154
Citizenship: Delaware

(iii) Blackstone Securities Partners L.P.
c/o Blackstone Inc.
345 Park Avenue
New York, NY 10154
Citizenship: Delaware

(iv) Blackstone Advisory Services L.L.C.
c/o Blackstone Inc.
345 Park Avenue
New York, NY 10154
Citizenship: Delaware

(v) Blackstone Holdings I L.P.
c/o Blackstone Inc.
345 Park Avenue
New York, NY 10154
Citizenship: Delaware

(vi) Blackstone Holdings I/II GP L.L.C.
c/o Blackstone Inc.
345 Park Avenue
New York, NY 10154
Citizenship: Delaware

(vii) Blackstone Inc.
345 Park Avenue
New York, NY 10154
Citizenship: Delaware

(viii) Blackstone Group Management L.L.C.
c/o Blackstone Inc.
345 Park Avenue
New York, NY 10154
Citizenship: Delaware

(ix) Stephen A. Schwarzman.
c/o Blackstone Inc.
345 Park Avenue
New York, NY 10154
Citizen: United States
Address of principal business office or, if none, residence: See Item 2(a) above.
Citizenship: See Item 2(a) above.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
As of June 30, 2025, BIS may be deemed to beneficially own 4,205,307 shares of Issuer common stock ("Common Stock") held by the F&G Accounts managed by BIS.

Blackstone Intermediary Holdco L.L.C. is the sole member of BIS. Blackstone Securities Partners L.P. is the sole member of Blackstone Intermediary Holdco L.L.C. Blackstone Advisory Services L.L.C. is the general partner of Blackstone Securities Partners L.P. Blackstone Holdings I L.P. is the sole member of Blackstone Advisory Services L.L.C. Blackstone Holdings I/II GP L.L.C. is the general partner of Blackstone Holdings I L.P. Blackstone Inc. is the sole member of Blackstone Holdings I/II GP L.L.C. The sole holder of the Class C common stock of Blackstone Inc. is Blackstone Group Management L.L.C. Blackstone Group Management L.L.C. is wholly-owned by Blackstone's senior managing directors and controlled by its founder, Stephen A. Schwarzman.

Each Reporting Person may be deemed to beneficially own the securities of the Issuer beneficially owned by entities directly or indirectly controlled by it or him, but each disclaims beneficial ownership of the securities reported herein, and this report shall not be deemed an admission that any of the Reporting Persons is the beneficial owner of such securities for purposes of Section 13(d) of the Act or any other purpose.

Calculations of the percentage of shares of Common Stock that the Reporting Persons may be deemed to beneficially own are based on 37,061,547 shares of Common Stock outstanding as of May 14, 2025, as disclosed by the Issuer in the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on May 14, 2025. Each of the Reporting Persons may be deemed to be the beneficial owner of the shares of Common Stock listed on such Reporting Person's cover page.
Percent of class: See each cover page hereof.
Sole power to vote or to direct the vote: See each cover page hereof.
Shared power to vote or to direct the vote: See each cover page hereof.
Sole power to dispose or to direct the disposition: See each cover page hereof.
Shared power to dispose or to direct the disposition: See each cover page hereof.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Except as described herein, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported on this Schedule 13G.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
Each of the Reporting Persons hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.1 Signatures (filed herewith).

Exhibit 99.2 Joint Filing Agreement, dated August 14, 2025, among the Reporting Persons (filed herewith).

## Signatures
- Blackstone ISG-I Advisors LLC: /s/ Neil Schwartz, Neil Schwartz (08/14/2025)
- Blackstone Intermediary Holdco L.L.C.: /s/ Evan Clandorf, Evan Clandorf, Authorized Person, See Exhibit 99.1 (08/14/2025)
- Blackstone Securities Partners L.P.: /s/ Evan Clandorf, Evan Clandorf, Authorized Person, See Exhibit 99.1 (08/14/2025)
- Blackstone Advisory Services L.L.C.: /s/ Victoria Portnoy, Victoria Portnoy, Managing Director - Assistant Secretary, See Exhibit 99.1 (08/14/2025)
- Blackstone Holdings I L.P.: /s/ Victoria Portnoy, Victoria Portnoy, Managing Director - Assistant Secretary, See Exhibit 99.1 (08/14/2025)
- Blackstone Holdings I/II GP L.L.C.: /s/ Victoria Portnoy, Victoria Portnoy, Managing Director - Assistant Secretary, See Exhibit 99.1 (08/14/2025)
- Blackstone Inc.: /s/ Victoria Portnoy, Victoria Portnoy, Managing Director - Assistant Secretary, See Exhibit 99.1 (08/14/2025)
- Blackstone Group Management L.L.C.: /s/ Victoria Portnoy, Victoria Portnoy, Managing Director - Assistant Secretary, See Exhibit 99.1 (08/14/2025)
- Stephen A. Schwarzman: /s/ Stephen A. Schwarzman, Stephen A. Schwarzman (08/14/2025)